

November 21, 2013

Via E-mail
Mr. David Trick
Chief Financial Officer and Treasurer
Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004

Re: **Ambac Financial Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 22, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 14, 2013
File No. 001-10777

Dear Mr. Trick:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal year Ended December 31, 2012

General

1. We note your discussion of the terms of the Fifth Amended Plan of Reorganization throughout your annual report. We also note that you have filed the Plan of Reorganization as an exhibit to your Form 8-K filed on March 20, 2012. Please confirm that you will include this agreement in the exhibit index of any future filings in which you describe the Plan of Reorganization as required by Item 601(b)(2) of Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2013

Unaudited Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Fresh Start Financial Statement Reporting, page 9

2. You disclose that the enterprise value was based on a discounted cash flow analysis and disclose that one of the assumptions in the valuation was the "tolling payments on net operating losses ("NOLs"). Please provide us proposed revised disclosure to be included in future periodic reports that explains the tolling payments from Ambac Assurance.

Reorganized Condensed Consolidated Balance Sheet, page 11

3. You disclose that your financial guarantee insurance and reinsurance contracts and related balances: premium receivables, reinsurance recoverable on paid and unpaid losses, deferred ceded premium, subrogation recoverable, losses and loss expense reserve, unearned premiums and ceded premiums payable have not been adjusted . Please tell us how your accounting for these balances complies with the requirements of ASC 944-805-30-1 and ASC 944-805-25-1 that requires you to recognize them as new contracts and measure them at fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192 or Bryan Pitko, Senior Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant